SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMTEC, INC.

(Name of Subject Company (Issuer))

EMTEC, INC.

(Names of Filing Persons (Issuer))

Common Stock, $0.01 par value

(Title of Class of Securities)

292468 10 5

(CUSIP Number of Class of Securities)

Sam Bhatt

Vice President-Finance

Emtec, Inc.

572 Whitehead Road, Bldg. # 1

Trenton, New Jersey 08619

(609) 528-8500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ira Roxland, Esq.

Sonnenschein Nath & Rosenthal LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6700

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not applicable *	Not applicable *

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form of Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Contacts:

John Howlett	Sam Bhatt
President, Northeast	Vice President - Finance
Emtec, Inc.	Emtec, Inc.
Tel: 609-528-8500	Tel: 609-528-8500
Fax: 866-422-3640	Fax: 815-346-7605
Email: john_howlett@emtecinc.com	Email: sam_bhatt@emtecinc.com
Website: www.emtecinc.com	Website: www.emtecinc.com

EMTEC, INC. ANNOUNCES COMPLETION OF MERGER

WITH DARR WESTWOOD TECHNOLOGY CORPORATION

TRENTON, N.J., August 8, 2005 – Emtec, Inc. (OTCBB:ETEC), an Information Technology Company, providing services and products, announced today that it has completed its previously announced merger with DARR Westwood Technology Corporation, the parent company of Westwood Computer Corporation (Westwood).

Emtec, which has multiple accounts in the commercial, education, and state and local government verticals, will now significantly expand into the Federal government vertical which has been the most significant market of DARR Westwood. Emtec believes that its current service offerings will be of particular appeal to this newly added vertical.

Further, Emtec will expand its North American presence, by adding locations in New Jersey, Virginia and New York, as well as five regional offices in the South and Western United States.

As a result of this merger, DARR Westwood’s shareholders acquired 55.7% of Emtec’s then issued and outstanding shares of common stock. Dinesh Desai, Brian McAdams, Gregory Chandler, and Keith Grabel, each a designee of DARR Westwood, now comprise Emtec’s entire Board of Directors. John Howlett and Ron Seitz, previously Emtec’s CEO and COO, respectively, will remain with the combined company in the respective roles of President, Emtec Northeast, and President, Emtec Southeast. Keith Grabel, President of Westwood, will continue in his current position.

“We are pleased to expand the team and our capabilities through this merger. We have already gotten head start in planning for offering our expanded capabilities to all of our clients across all verticals,” said John Howlett, former CEO and current President of Emtec Northeast.

“When we acquired Westwood Computer Corporation in April, 2004, we had a goal to create an information technology services company. With this merger, we will have created a strong, stable platform for growth with over $240 Million in revenue and management depth. We will have an expanded array of products through our strategic partners and technology solutions to offer our clients.” previously said Dinesh Desai.

In accordance with the terms of the merger, Emtec will initiate a self tender offer sometime within the next 30 days to repurchase up to 2,864,584 shares of its then issued and outstanding common stock having an aggregate purchase price of up to $5.50 million at a price of $1.92 per share.

About Emtec, Inc.

Emtec, Inc. established in 1981, is an Information Technology Company, providing services and products to our Commercial, Federal, Education, State and Local verticals. Our areas of specific practices include Communications (IP Telephony, Wireless Connectivity, Cabling, Network Infrastructure), Data Availability (Remote Access, Messaging, Management), Enterprise Computing (Enterprise Architecture, High Availability, Server Consolidation, Data Management), Managed Services (Network Monitoring, Help Desk), Storage, and Data Center Planning and Development. Emtec’s solutions are crafted to enable our clients to become more efficient and effective, thereby giving them a competitive advantage.

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Emtec’s shareholders and other interested parties are urged to read Emtec’s offer to purchase and other relevant documents filed with the SEC when they become available because they will contain important information. Emtec’s shareholders will be able to obtain such documents free of charge at the SEC’s web site: www.sec.gov for from Emtec at 572 Whitehead Road, Bldg. # 1, Trenton, New Jersey 08619, Attn: Sam Bhatt.

# # #

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Emtec, Inc. (“the Company”), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company’s future operating results are dependent upon many factors, including but not limited to the Company’s ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company’s control; and (iv) other risk factors discussed in the Company’s periodic filings with the Securities and Exchange Commission which are available for review at www.sec.gov under “Search for Company Filings.”